Exhibit 99.1

UNITED REFINING COMPANY ANNOUNCES

FIRST FISCAL QUARTER OPERATING RESULTS

Warren, PA. January 14, 2004/PRNewswire/—United Refining Company (United), a leading regional refiner and marketer of petroleum products announces improved operating results for the first fiscal quarter ended November 30, 2003.

Operating income for the three months ended November 30, 2003 was $13.1 million, an increase of $14.7 million over the three months ended November 30, 2002 operating loss of $1.6 million. Net sales for the three months ended November 30, 2003 were $330.8 million, an increase of $37.5 million, or 12.8% over the November 30, 2002 net sales of $293.3 million. The increase in net sales and profitability for the first quarter of fiscal year 2004 resulted from a 3.5% increase in retail sales and a 26.6% increase in wholesale sales.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended November 30, 2003 was $16.8 million compared to $2.6 million as of November 30, 2002. The first quarter EBITDA was the highest since the third quarter of fiscal 2001. United Refining Company uses the term EBITDA or Earnings Before Interest, Income Taxes, Depreciation and Amortization, which is a term not defined under United States Generally Accepted Accounting Principles. The Company uses this term because it is a widely accepted financial indicator utilized to analyze and compare companies on the basis of operating performance and is used to calculate certain debt covenant ratios included in several of the Company’s debt agreements. See reconciliation of EBITDA to Net Income in Footnote (1) in table set forth below. The Company’s method of computation of EBITDA may or may not be comparable to other similarly titled measures used by other companies.

UNITED REFINING COMPANY

(dollars In thousands)

	Three Months Ended November 30,
	2003	2002
Net sales	$330,815	$293,305
Net Income (Loss)	$4,457	$(4,218)
Operating Income	$13,104	$(1,645)
Income Tax Expense (Benefit)	$3,011	$(2,645)
EBITDA (1)	$16,790	$2,562

(1)    EBITDA Reconciliation:

UNITED REFINING COMPANY

(dollars In thousands)

	Three Months Ended November 30,
	2003	2002
Net Income (Loss)	$4,457	$(4,218)
Interest Expense	5,176	5,211
Income Tax Expense (Benefit)	3,011	(2,645)
Depreciation	3,204	3,303
Amortization	942	911

EBITDA	$16,790	$2,562

United owns and operates a 65,000 bpd refinery in Warren, Pennsylvania. In addition to its wholesale markets, the Company also operates 372 Kwik Fill® / Red Apple® and Country Fair® retail gasoline and convenience stores located primarily in western New York and western Pennsylvania.

Certain statements contained in this release are forward looking, such as statements regarding the Company’s plans and strategies or future financial performance. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge, investors and prospective investors are cautioned that such statements are only projections and that actual events or results may differ materially from those expressed in any such forward-looking statements. In addition, the Company’s actual consolidated quarterly or annual operating results have been affected in the past, or could be affected in the future, by additional factors, including, without limitation, general economic, business and market conditions; environmental, tax and tobacco legislation or regulation; volatility of gasoline prices, margins and supplies; merchandising margins; customer traffic, weather conditions; labor costs and the level of capital expenditures. For other important factors that may cause actual results to differ materially from expectations and underlying assumptions, please see reports by United Refining Company filed with the Securities and Exchange Commission.

Source: United Refining Company